News Release #15

Resin Systems Achieves ISO 9001:2000 Registration

Edmonton, Alberta, June 14, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that RS has successfully completed and fulfilled all of the requirements for corporate wide ISO 9001:2000 registration.

ISO (International Organization for Standardization) is the world's largest developer of standards and is a bridge between the public and private sectors.  ISO is a network of national standards institutes from 148 countries working in partnership with international organizations, governments, industry, business and consumer representatives.

ISO standards are technical agreements, which provide the framework for compatible technology worldwide. ISO 9001:2000 is a world wide recognized industry standard for quality operations.

RS has achieved registration under the ISO 9001:2000 standard as a result of having a well defined and implemented Quality Management System, tightly integrated into its Business Management System that focuses on improving processes to consistently provide high quality products that meet or exceed customer requirements.

RS uses ISO 9001:2000 as a set of tools for managing the business in a controlled manner with the end result producing a high quality product. In the highly competitive and technical market with which RS is a part, being registered as having a world renowned quality system will provide the company a competitive edge for increasing its market share.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the VersionTM brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

Resin Systems Inc.

Ph: (780) 482-1953

Email: gregp@grouprsi.com

www.grouprsi.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.